Form C

Cover Page

Name of issuer:

25 Bough Street Inc.

Legal status of issuer:

Form: Other

Other (specify): Public Benefit Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 6/29/2020

Physical address of issuer:

25 Bough Street
Providence RI 02909

Website of issuer:

http://25bough.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

90,910

Price:

$0.55000

Method for determining price:

Dividing pre-money valuation $5,100,000.00 by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,000.50

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis

☐ First come, first served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$249,999.75

Deadline to reach the target offering amount:

4/30/2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$47,285.00	$0.00
Cash & Cash Equivalents:	$46,114.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$3,546.38	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$3,546.38	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

25 Bough Street Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.
   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

   INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Idrees O Ajakaiye	President	25 Bough Street, Inc and 25 Bough LLC	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Idrees Ajakaiye	President	2020
Idrees Ajakaiye	Secretary	2020
Idrees Ajakaiye	Treasurer	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Idrees O Ajakaiye	9,272,727.27	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The following risk factors and the risk factors stated elsewhere in this Form C are not intended and should not be understood as an exhaustive list of all risks related to an investment in the company.

No guaranteed success. Any success that the company might enjoy will depend upon many factors, including factors beyond our control and/or which cannot be predicted at this time. These factors may include but are not limited to changes in general economic conditions and increases in operating costs.

The COVID-19 pandemic could harm our business. Although a vaccine is now being administered, the COVID-19 pandemic is still ongoing. Social distancing requirements limiting the number of people allowed to gather in an enclosed space are currently in effect in Providence, Rhode Island, where the facility will be located. The company's financial projections assume that social distancing requirements will not be in place after the facility is ready to open in 2022 and beyond. However, it is not certain this will be the case. If social distancing is required, the company's revenue could be lower than projected.

Real estate development can be unpredictable. Real estate development is inherently risky. Some of the risks include changing laws, including environmental laws; floods, fires, and other disasters, some of which may not be insurable; and changes in national or local economic conditions. There are also risks that unforeseen circumstances could cause our project to incur cost overruns or take longer than anticipated to complete.

There are building and zoning requirements. Like all real estate projects, the project contemplated by the company is subject to extensive building and zoning ordinances and codes, which can change at any time. Under these rules, we will need to secure zoning certificates, building and demolition permits, review of building plans, and a certificate of occupancy, among other things. We would also need to pass a building inspection. We are working closely with the Providence City department which administers the relevant rules. However, compliance with the rules could still add significant time and costs, and it is not guaranteed that we will be able to meet all of the building and zoning requirements so that our facility can open.

Our failure to comply with government rules and regulations may harm our business. Our business must comply with various local, state, and federal rules and regulations. We believe that we will comply with the rules and regulations with which we are required to comply. If we fail to comply with a rule or regulation we may be subject to fines or other penalties. We may have to stop construction or operations and our investors may lose their entire investment.

Parking at the facility is limited. To offset this, we are entering an agreement to utilize 4.3 acres nearby, and we are planning to contract with a valet vendor. However, the lack of parking on site may still deter customers from patronizing our facility.

The company relies heavily on the founder, Idrees (Lanre) Ajakaiye, for its success. Much of the company's success depends on the skills, experience, and performance of the founder. We currently do not have a plan detailing how to replace him in the case of death or disability. Our success also depends on our ability to recruit, train, and retain qualified personnel. The loss of the services of the founder, or the inability to recruit, train, and retain key personnel, may have a material adverse effect on our ability to provide a return to investors.

The company has no operating history. The company is not yet operational and has generated no revenue. There is no guarantee that the company will ever be able to generate revenue or a profit.

The company may need to raise additional capital. The company expects that it will be able to raise an amount of capital through this Regulation Crowdfunding offering, as well as through corporate sponsorships, grants, HUD programs, an SBA 504 or bank loan, and/or any other funding sources mentioned elsewhere in this Form C, that will be sufficient to meet the company's requirements for the foreseeable future. However, it is possible that the company will not raise the full $1,600,000 needed to complete construction and begin operating. For example, if the company raises only the minimum target offering amount in this Regulation Crowdfunding offering and no other capital, the company expects that it will be able to utilize funds to market and scale awareness for additional investment but will not be operational at that point. Additionally, the company's capital requirements could be greater than currently anticipated. Even if the company raises the entire $1,600,000, it is possible that the company would need to raise additional capital to start or continue operating its business, and there is no guarantee that, in such a scenario, such additional capital would be available on terms favorable to the company or its shareholders, or at all.

Investors have limited opportunities for exit. It is unlikely that there will ever be a market for the company's preferred shares, and investors' ability to sell their shares is further limited by transfer restrictions under applicable securities laws and the terms of the subscription agreement. Investors may request redemption of their shares at the Original Issue Price (as defined in the company's Certificate of Incorporation) after holding their shares for five years, but the company is not obligated to redeem the shares. Further, the company has discretion to redeem an investor's shares at any time (at a price equal to the Original Issue Price multiplied by 1.25 if the investor has held the shares for less than 10 years and at a price equal to the Original Issue Price multiplied by 1.35 if the investor has held the shares for 10 years or more), but the company is not obligated to redeem the shares. Investors may also be able to recover their investment amount if the company elects to enter into a merger, a sale of substantially all of its assets or stock, or a similar transaction, but the company is not required to do any of those things. As a result, investors may be required to hold their shares indefinitely, with little or no ability to resell their shares or otherwise recover their investment amount.

The company may revise the use of proceeds of this offering. This offering statement describes the company's current intentions regarding the use of proceeds of this offering. However, the company will remain free to use such proceeds in a different manner, based on the judgment of the founder. Failure to use such proceeds effectively could harm the business and financial condition of the company.

No tax advice. No representation or warranty of any kind is made by the company or its officers, directors, counsel, or other agents or advisors with respect to any tax consequences of any investment in the company. EACH PROSPECTIVE INVESTOR IS HEREBY ADVISED TO SEEK THEIR OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

We have not engaged any financial advisors. We have not engaged any financial advisors to conduct a due diligence examination of the company, determine the amount of funds needed to conduct its business, or advise on our financial projections or other financial matters. As a result, investors are not able to rely on the results of any such examination or any such advice. In addition, our financial projections have been prepared internally and have not been reviewed or audited by a certified public accountant. Although we have endeavored to make the projections as accurate and clear as possible, they may contain errors and may lead investors to make false assumptions about the financial future of the company.

Financial forecasts are uncertain. The financial projections provided by us are based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which the company and its key persons will have no control and upon our current plans, which could change. Changes of assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual results will correspond to the forecasts provided herein.

Additionally, the company is a newly established entity and therefore has no history from which forecasts could be projected.

Investors have very limited voting rights, and our founder will continue to have substantial control over the company after the offering. Except as required by law, the preferred shares have no voting rights and all shareholder voting rights belong to holders of common shares. The founder, who is also the sole Director and all of the officers (President, Secretary, and Treasurer) of the company, currently owns 100% of the outstanding common shares and will own at least approximately 83% of the total outstanding shares after the close of this offering. He paid an average price of $0.00001 per share as compared with the public offering price of $0.55 per share. The founder generally controls all aspects of the company's vision, strategy and day-to-day operations and will continue to do so after the offering. Investors must rely on the founder to make strategic and operational decisions that will enable the company to succeed.

The offering price of our preferred shares is arbitrary. The company's pre-money valuation of $5,100,000 and the offering price of the company's Preferred Shares ($0.55 per share) bear no relationship to established value criteria such as net tangible assets or a multiple of earnings per share and accordingly should not be considered an indication of the actual value of the company.

No guaranteed return. No assurance can be given that an investor will realize a substantial return on investment, or any return at all, or that an investor will not lose a substantial portion or all of their investment.

The company is not required to pay cash dividends to investors.

The company is not required to, and there is no guarantee that the company will, pay cash dividends on the preferred shares in any year or at all. Investors could be required to hold their investment indefinitely without receiving any cash distributions. But note that, under the terms of the preferred stock, the common shareholders, which presently consist solely of the founder, will not receive dividends until the investors do.

The SEC recently approved amendments to Regulation Crowdfunding in which the fundraising limit for crowdfunding issuers will be increased from $1.07 million during a 12-month period to $5 million during a 12-month period. These amendments will take effect 60 days after the publication in the Federal Register. The Company reserves the right to increase the Maximum Fundraise Target once such amendments take effect. If the Company increases the Maximum Fundraising Target, investments made prior to such limit increase may be diluted accordingly.

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to Reg. CF Temporary Rule 201(z)(3), which provides temporary relief from certain financial information requirements by allowing issuers to provide financial information certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.

Our future success will depend on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,001**

Use of Proceeds: The offering funds will be used to transform a currently blighted building into the multi-
purpose, community-anchored facility described elsewhere in the materials provided by
the Company on the Company's crowdfunding page and filed
with the Company's Form C.

If we raise our minimum target offering amount of $50,000.50, we will use 92.5% or the proceeds to immediately rent 30-40 ft. dumpsters and remove debris, secure the site, mitigate risk from falling debris and brick, and fortify fencing. Additionally, we will use some of the funds for architectural services and work as well as campaign promotion to extend the reach of the campaign (if needed).

The remaining 7.5% will go toward Crowdfunding campaign fees and payments, forecasting maximum raise amount raised (Wefunder fee)

If we raise: **$250,000**

Use of Proceeds: If the 25 Bough community development raise reaches the maximum target offering
amount, the plan is to use the remaining amount as follows:

10% -- Internal debris removal, building cleanup and external work, fencing maintenance and dumpster rentals: $50,000.20

20% -- Brick refacing and repainting (this will be to the external area of the building): $105,000

15% -- Insulation, roofing, and caulking: $112,900

2.5% -- Doors, frames, and hardware: $23,400

4% -- Ceiling and ACT: $39,000

5% -- Flooring: $46,900

2.5% -- Painting: $24,200

2.5% -- Fire Protection: $27,300

5% -- Plumbing: $55,000

10% --HVAC: $199,400

7% -- Electrical: $171,999

7.5% -- Crowdfunding campaign fees and payments, forecasting maximum raise amount raised (Wefunder fee): $80,250

2% -- Tele/Data & AV: $19,500

3% --Overhead/Insurance:
$29,513

1.5% -- Permit: $13,637

2.5% -- Payments for remaining services (marketing (monthly), architectural renderings and presentation): $22,000

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of XX Investments LLC as Transfer Agent and Custodian. Investments will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of our transfer agent, XX Investments LLC. XX Investments LLC will act as custodian and hold legal title to the investments for investors that enter into a Custodial and Voting Agreement with XX Investments LLC and will keep track of those investors' beneficial interests in the investments. In addition, investors' interests in the investments will be recorded in each investor's "My Investments" screen. The investor will also be emailed again the Investor Agreement and, if applicable, the Custodial and Voting Agreement. The Investor Agreement and, if applicable, the Custodial and Voting Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. **An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.**

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. **The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.**

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $5,100,000.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

25 Bough street Inc. is offering up to 454,545 preferred shares, at a price per share of $0.55.

The campaign maximum is $249,999.75 and the campaign minimum is $50,000.50.

Dividends

Preferred Shareholders shall receive annual non-cumulative dividends, when, as, and if declared by the Board in its sole discretion, out of any funds and assets of the Company legally available therefor ("Preferred Dividends").

For each fiscal year, the target Preferred Dividend ("Target Dividend") shall be six percent (6%) of the Original Issue Price (as adjusted for any future stock dividends, combinations, splits, recapitalizations, and the like) (prorated for any partial year of ownership).

For each fiscal year, unless each Preferred Shareholder receives the Target Dividend, no dividend shall be paid or declared on any share of Common Stock of the Company ("Common Share").

In any year in which the Preferred Shareholders receive the Target Dividend and the holders of Common Shares (the "Common Shareholders") receive a per share dividend equal to that received by the Preferred Shareholders, the Preferred Shareholders shall fully participate, on a per-share basis, in any additional dividends paid to the Common Shareholders.

Redemption by the Preferred Shareholder

Following the fifth anniversary of the issuance of any Preferred Share, the holder of such Preferred Share is entitled to request redemption of such share at a price equal to the share's Original Issue Price.

Redemption by the Company

The Company reserves the right to redeem any or all of the Preferred Shares at any time.

If the number of years from the date of a Preferred Share's issuance to the date of such Preferred Share's redemption is less than ten, the redemption price for such Preferred Share shall be the Original Issue Price multiplied by 1.25. If the number of years from the date of a Preferred Share's issuance to the date of such Preferred Share's redemption is greater than or equal to ten, the redemption price shall be the Original Issue Price multiplied by 1.35.

Liquidation preference (in the case of dissolution or sale)

After repayment of indebtedness and allowance for any reserves which are reasonably necessary for contingent or unforeseen liabilities or obligations of the company, liquidation proceeds shall be paid as follows:

First, to Preferred Shareholders, up to a maximum of the Original Issue Price for each Preferred Share owned by each such holder;

Second, to Common Shareholders, pro rata based on the number of Common Shares held by each such holder.

Any merger or consolidation involving the company (unless stockholders of the company own a majority of the voting power of the surviving or acquiring entity) or any sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the company will be considered a liquidation triggering payment of the foregoing amounts.

Voting rights

Except as required by applicable law or the company's Certificate of Incorporation, (a) the Preferred Shareholders shall have no voting rights in respect of their Preferred Shares; (b) all voting rights with respect to the affairs of the company shall belong to the Common Shareholders, in proportion to the number of Common Shares held by them; and (c) the Common Shares shall have unlimited voting rights, with each share being entitled to one vote.

Irrevocable Proxy. The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to:

1. direct the voting of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and
2. direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the securities from each Investor for the greater of

1. the purchase price of the securities, and
2. the fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option will terminate upon a Change of Control or Dissolution Event (each as defined in the Company's Subscription Agreement).

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No: Irrevocable voting proxy granted to XX Team.

16. How may the terms of the securities being offered be modified?

Terms contained in the subscription agreement may be amended only by a writing executed by all parties.

Common Shareholders have the right to vote to amend any term set forth in the Certificate of Incorporation.

Preferred Shareholders have very limited voting rights. However, under Delaware law, they are entitled to vote to amend the terms contained in the company's Certificate of Incorporation if the amendment would adversely alter or change the powers, preferences, or special rights of the Preferred Shares.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred	6,000,000	0	No ⌄
Common Stock	14,000,000	9,272,727.27	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The rights of holders of Common Shares could limit the Investor's rights in a material way.

Preferred Shareholders do not have voting rights except as required by law. As such, there are many matters upon which Preferred Shareholders will have no say, such as whether the company enters into a merger or significant asset sale and the election or removal of directors. Rights to vote on these matters are reserved for the Common Shareholders. Furthermore, even when they have the right to vote, Preferred Shareholders will be in the minority. As a result, the Common Shareholders will be able to make many decisions that could have a significant impact on the Preferred Shareholders' rights

For example, decisions made by Common Shareholders could cause changes to the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants, if any, are exercised, or if new awards are granted under equity compensation plans of the Company, if any, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, the Company may issue additional equity without the approval of the Preferred Shareholders. If this occurs, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

Idrees Lanre Ajakaiye--who is the company's founder and sole director, officer, and shareholder (the "Founder")--owns 100% of the voting stock of the company and at the close of this offering will own at least roughly 83% of the total shares of the company. An Investor in this offering will not have voting rights, except limited voting rights required under Delaware law. As the sole voting shareholder on most matters, and the majority voting shareholder on all matters, the Founder may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of the Founder, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the Founder may change the terms of the Certificate of Incorporation for the Company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The Founder may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to him. The Founder may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The Founder could decide to force the Company to redeem the Founder's shares at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants, if any, are exercised, or if new awards are granted under our equity compensation plans, if any, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company. The Company's founder, Idrees Lanre Ajakaiye, is currently the sole officer and director of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company has the authority to repurchase its preferred shares from shareholders at any time. This may serve to decrease any liquidity in the market for such shares, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently. If the Company chooses to repurchase the Investor's shares, the Investor will no longer be entitled to receive dividends from the Company on such shares, and such repurchase may limit or eliminate the proceeds the Investor receives from any sale or disposition of the Company.

A sale of the issuer or of assets of the issuer. As a non-voting, minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. The Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board of Directors and voting shareholders authorize a sale of all or a part of the company, or a disposition of a substantial portion of the company's assets, the maximum value the Investor is entitled to receive from the sale is an amount equal to the Original Issue Price of the Investor's shares, and there is no guarantee that the Investor will receive that amount. Even if the Investor is entitled to dissent from the sale or disposition, there is no guarantee that the consideration the Investor receives for the Investor's Preferred Shares will be equal to or exceed the value of the Investor's initial investment in the company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
8/2020	Section 4(a)(2)	Common stock	$92	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Idrees Olanrewaju Ajakaiye
Amount Invested	$92.00
Transaction type	Priced round
Issue date	08/24/20
Relationship	Director, President, Secretary, Treasurer

Hilina Ajakaiye is the spouse of Idrees Lanre Ajakaiye, who is the founder and all directors and officers of the issuer. Hilina Ajakaiye is also the founder and Executive Director of the nonprofit R.I.S.E. Women's Leadership Conference (R.I.S.E.). R.I.S.E. will rent office space in the 25 Bough Street facility beginning when the facility opens and into the foreseeable future. We expect that R.I.S.E. will pay annual rent of $4,960 from 2022 to 2023; $5,208 in 2024; $5,456 in 2025; $6,200 in 2026 and 2027; $6,696 from 2028 to 2030; and $7,192 in 2031. The rent charged to R.I.S.E. will be equal to the rent charged to the other tenants renting office space in the building.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☐ Yes
☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

25 Bough Street Inc. (also referred to herein as the "Company," "we," "us," "our") will operate a multipurpose, community-anchored facility providing space for youth education and empowerment, women's empowerment, entrepreneurship, office space, heritage and cultural experience museum, and celebration of life events in the historic Olneyville neighborhood of Providence, Rhode Island.

25 Bough Street Inc. plans to use the proceeds of this offering to redevelop 25 Bough Street—currently a blighted, unused space of 15,194 sq ft—to an in demand

public space enjoyed by and empowering the community. The project is supported by revenue generating use cases which will address gaps and deliver positive social impact.

In five years, we expect 25 Bough Street to positively impact the lives of thousands of youth and women, as well as the community, with critical skills and tools needed to be competitive in a global future. The space will be where youth and the community will be trained in STEAM (Science Technology Engineering Arts & Mathematics) and will learn financial literacy, health, and self and career awareness. Our vision is for 25 Bough Street to accelerate the next generation of leaders upon completion of the redevelopment and for years to come.

(Note that 25 Bough Street Inc.'s affiliate, 25 Bough LLC, a Rhode Island limited liability company, owns the 25 Bough Street property, but 25 Bough Street Inc. will operate the programs at the 25 Bough Street site. 25 BoughLLC is solely owned by Idrees (Lanre) Ajakaiye, the founder of 25 Bough Street Inc.)

Given that the Company has no operating history, our ability to estimate how much revenue we will receive in the future, if any, is very limited.

We have, however, made the following projections using our knowledge of the relevant industry; our perceptions of historical trends, current conditions, and expected future developments in the relevant markets; and other factors we believe are appropriate under the circumstances. Please see the Risk Factors described elsewhere in this Form C for uncertainties that could affect our financial condition, including liquidity, cash flow and capital resources.

We project 25 Bough Street Inc. to have net income in the following amounts from 2022 to 2031.

2022: $154,000

2023: $225,000

2024: $385,000

2025: $437,000

2026: $538,000

2027: $592,000

2028: $656,000

2029: $722,000

2030: $776,000

2031: $824,000

We expect 25 Bough Street Inc. to have the following revenue streams and average annual revenue amounts for each revenue stream.

Multipurpose function hall: $219,000

Heritage & Cultural Experience Interactive Museum rental: $50,002

Co-working rental income: $20,988

Athletic Skills Facility: $385,946

Office space rental for three businesses: $18,079

Rentable conference room rental: $6,816

Rental: Retail Cafe: $11,081

Membership Revenue: Gym: $173,411

The above revenue streams will consist of the following activities:

Space rental for events held in the building's multipurpose hall: from weddings, quinceaneras, banquets and birthday parties, to conferences, seminars, and symposiums. Clientele will include individuals and families as well as businesses.

Office space rental. R.I.S.E. Women's Leadership Conference, an organization operated by the Founder's spouse, Hilina Ajakaiye, will rent space in the building. There will be two other office spaces for rent—tenants for those are to be determined.

Co-working and conference space rental. The building will include workspace for entrepreneurs and freelancers on a membership basis as well as meeting space for community members.

The Athletic Skills Facility will offer athletics camps and clinics, private and group workouts, shooting machine rental, Vertimax machine rental, and strength and conditioning classes.

Heritage & Cultural Experience Interactive Museum rental. The museum will give the public access to Rhode Island historical artifacts and information, focusing particularly on the transatlantic slave trade and Indigenous peoples. We expect the museum to be a destination for cultural tourism.

Cafe Rental. The cafe will be dedicated to healthy foods and alternatives with light food offerings supporting the entrepreneurs, freelancers and innovators using the services at 25 Bough including the co-working space, gym, and office space.

25 Bough Street will have a gym and will offer gym memberships. The gym will offer access to state-of-the-art exercise equipment and personal training in a supportive, welcoming gym community. Gym memberships will be available

supportive, welcoming gym community. Gym memberships will be available monthly, quarterly and yearly on a first come, first served basis. Every member will receive a personalized Get Started Plan when they join.

Please see Appendices A and E for a more detailed description of the company's activities.

Milestones

We founded our business in June 2020 to restore the 25 Bough Street property as described above and in Appendices A and E and to operate the multipurpose facility as described above and in Appendices A and E. We have not yet raised funds to restore the property and so have not begun construction, begun any operations at the multipurpose facility, or generated any revenue from the facility. However, we have reached the following milestones in preparation for restoration of the building and operation of its programs:

The property has been acquired by the Company's affiliate, 25 Bough LLC.

The Mayor of Providence visited the site the week of November 6, 2020.

The area Councilwoman of Olneyville, Sabina Matos, visited the site in November 2020.

Over 25+ key community leaders, future collaborative partners have visited the site from November 2020 - January 2021

In December 2020, the Associate Dean of R.I.S.D (the Rhode Island School of Design) agreed to advise on the project.

Lacuna Design completed the architectural survey, building elevants and mappings.

The first External 3D renderings of the building have been completed.

Creation of the first 3D animated videos of the 25 Bough Street project began in January 2021.

The project has been featured in media several times in December 2020 and January 2021 as shown in Appendix A.

Historical Results of Operations

Our company was organized in June 2020 and has no operations upon which prospective investors may base an evaluation of its performance.

Revenues & Gross Margin. For the period ended December 31, 2020, the Company had revenues of $0 and thus no gross margin.

Assets. As of December 31, 2020, the Company had total assets of $47,285, including $46,114 in cash.

Net Loss. The Company has had net losses of $3,546.38 for 2020.

Liabilities. The Company's liabilities totaled $3,546.38 for 2020.

Related Party Transactions Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $92 in equity.

We estimate that the total cost of the renovation of 25 Bough Street will be approximately $1.6 million. We will need to raise approximately $1.6 million in order to begin generating revenue. We will use the proceeds of this offering to cover up to approximately $1.07 million as described in the Use of Funds section of this Form C. It is not guaranteed that we will raise that amount or even our minimum target raise amount of approximately $50,000. Regardless of how much we raise in this offering, we plan to cover the balance needed through some or all of the following additional funding sources: corporate sponsorships, foundations and grants; an SBA 504 loan (if needed); a Providence Business Loan Fund from the City of Providence; State of Rhode Island funding for buildings located in historic areas; a loan from the Rhode Island Infrastructure Bank (if needed); HUD programs; and/or other institutional financing. We may also use more of the founder's personal funds (which have been used to fund the project thus far) if needed. We expect to use some of these additional funding sources for initial operating costs apart from renovation of the building.

After the close of this offering, we will have available cash of up to approximately $1.07 million. We anticipate using it to restore the 25 Bough Street property starting in June 2021. We expect that the renovation will take 16 to 18 months. We expect the project to be fully funded before August 2021 and that we will begin re-development by August 2021 and open the facility and begin generating revenue by August 2022.

Six months after we begin generating revenue, we expect our total revenue and expenses to be approximately $479,462 and $159,097, respectively. For a detailed breakdown of our revenue and expenses for this time period, please see Appendix E.

The proceeds of this offering and some or all of the other funding sources described herein are necessary to fund restoration of the building, to cover initial operating costs, and for the facility to open. We expect that these funding sources (including the proceeds from this offering) will be sufficient to meet the company's requirements for the foreseeable future.

Runway & Short/Mid Term Expenses

25 Bough street Inc. cash in hand is $0, as of January 1, 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 36 months.

Since the date of our balance sheet, the 25 Bough Street property was acquired by our affiliate, 25 Bough LLC, and the property will be in redevelopment through 2022. We are seeking funds for redevelopment of the space consistent with the use of proceeds we have disclosed elsewhere in this offering.

Over the next three to six months, the 25 Bough Street development will be in the fundraising and initial development phase. This includes discussions with grantmakers, corporate sponsors, and other potential funders. We will not be receiving revenue during this time period.

We expect our expenses to be as follows:

January 2021: $4,000 (Marketing - $1,500; Architecture - $2,000; Advertising - $500)
February 2021: $13,000 (Marketing - $1,500; Architecture - $4,500; Remediation Filing - $6,500; Advertising - $500)
March 2021: $2,000 (Marketing - $1,500; Advertising - $500)
April 2021: $1,500 (Marketing - $1,000; Advertising - $500)
May 2021: $1,000 (Marketing)
June 2021: $500 (Marketing)

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to Reg. CF Temporary Rule 201(z)(3), which provides temporary relief from certain financial information requirements by allowing issuers to provide financial information certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.>

Refer to Appendix C, Financial Statements

I, Idrees Ajakaiye, certify that:

(1) the financial statements of 25 Bough Street Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of 25 Bough Street Inc. included in this Form reflects accurately the information reported on the tax return for 25 Bough Street Inc. filed for the most recently completed fiscal year.



Idrees Ajakaiye
President

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
   ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
   iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
   ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder

Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form C and all information provided to investors in connection with this offering, including in Appendices hereto and on the 25 Bough Street Inc. Wefunder page (the "Offering Information"), include forward-looking statements that are subject to substantial risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in the Offering Information are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. These statements may include words such as "will," "anticipate," "estimate," "believe," "continue," "could," "estimate," "expect," "foresee," "intend," "likely," "may," "plan," potential," "predict," "probable," "project," "seek," "aim," "should," "would," "can," "can have," and other words and terms of similar meaning.

Forward-looking statements appearing in the Offering Information include but are not limited to, statements concerning the following: the sources and amounts of 25 Bough Street Inc.'s future revenue, if any; the size of the market that 25 Bough Street Inc. will capture; the demand for 25 Bough Street Inc.'s services; whether and when the redevelopment of the 25 Bough Street property will be completed; whether and when 25 Bough Street Inc. will begin operations; whether, when, and how 25 Bough Street Inc. will receive the full funding needed to complete the how 25 Bough Street Inc. will receive the full funding needed to complete the redevelopment of the 25 Bough Street property and begin operations; and the amount of funding 25 Bough Street Inc. will need to complete the redevelopment of the 25 Bough Street property and begin operations.

These forward-looking statements are not guarantees, and you are cautioned not to place undue reliance on them. These forward-looking statements are based on 25 Bough Street Inc.'s management's current beliefs, expectations, and assumptions and are subject to significant risks and uncertainties that are beyond 25 Bough Street Inc.'s management's ability to predict or control and that could cause actual results or events to differ materially from those contemplated herein. These risk factors include, but are not limited to, those that can be found under the caption "Risk Factors" and elsewhere in this Form C.

The forward-looking statements made in the Offering Information relate only to events as of the date on which the statements are made. 25 Bough Street Inc. undertakes no obligation to update any forward-looking statements made in the Offering Information to reflect events or circumstances after the date of this Form C except as required by law.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://25bough.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    25 Bough St. Subscription Agreement

Appendix C: Financial Statements

    Financials 1
    Financials 2

Appendix D: Director & Officer Work History

    Idrees Ajakaiye
    Idrees O Ajakaiye

Appendix E: Supporting Documents

    25_Bough_Street_Inc._-_Certificate_of_Incorporation_-_as_amended.pdf
    25_Bough_Street_Campaign_Video_Transcript.pdf
    25_Bough_Street_Total_Revenue_and_Expenses_-_6_months_after_revenue_generation.pdf
    Term_Sheet_-_25_Bough_Street_Inc._-_Nonvoting_Preferred_Shares_-_Final__1.13.20_.pdf
    25_Bough_Street_-_Family___Community_Empowerment_-_2021__1_.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    25 Bough St. Subscription Agreement

Appendix C: Financial Statements

    Financials 1

    Financials 2

Appendix D: Director & Officer Work History

    Idrees Ajakaiye

    Idrees O Ajakaiye

 Appendix E: Supporting Documents

    25_Bough_Street_Inc._-_Certificate_of_Incorporation_-_as_amended.pdf
    25_Bough_Street_Campaign_Video_Transcript.pdf
    25_Bough_Street_Total_Revenue_and_Expenses_-_6_months_after_revenue_generation.pdf
    Term_Sheet_-_25_Bough_Street_Inc._-_Nonvoting_Preferred_Shares_-_Final__1.13.20_.pdf
    25_Bough_Street_-_Family___Community_Empowerment_-_2021__1_.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

25 Bough Street Inc.

By

Idrees Lanre Ajakaiye

Founder and Visionary, 25 Bough Street

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Idrees Lanre Ajakaiye

Founder and Visionary, 25 Bough Street
4/29/2021

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.